UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of June 2006

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On June 14, 2006 and June 15, 2006, Veolia Environnement issued the press releases attached hereto as Exhibits 99.1 and 99.2, respectively. These press releases are incorporated by reference herein.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press release dated June 14, 2006, announcing the Board of Directors' decision to ask the Chairman to consider the option of a friendly alliance with Vinci.
Exhibit 99.2	Press release dated June 15, 2006, announcing that Veolia Environnement has considered and regrets Vinci’s opposition to review the interest of a potential friendly alliance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 15, 2006

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog ___________
Name: Alain Tchernonog
Title: General Counsel

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press release dated June 14, 2006, announcing the Board of Directors' decision to ask the Chairman to consider the option of a friendly alliance with Vinci.
Exhibit 99.2	Press release dated June 15, 2006, announcing that Veolia Environnement has considered and regrets Vinci’s opposition to review the interest of a potential friendly alliance.